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September 14, 2012

Via Federal Express and EDGAR

Ms. Mara Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Renewable Energy Partners L.P.

Amendment No. 2 to Registration Statement on Form 20-F

Filed August 20, 2012

File No. 001-35530

Dear Ms. Ransom:

On behalf of our client, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of September 6, 2012 (the “Comment Letter”) to Ms. Josée Guibord, Director, Corporate Legal Services with respect to Brookfield Renewable’s Amendment No. 2 to Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, Brookfield Renewable is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four marked copies of Amendment No. 3 showing changes against the Registration Statement. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided Brookfield Renewable’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 3. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

The following are Brookfield Renewable’s responses to the Comment Letter:

Consolidated Financial Statements as at December 31, 2011 and December 31, 2010 and for the Years Ended December 31, 2011, 2010 and 2009

2. Significant Accounting Policies, page F-10

(b) Basis of Presentation, page F-10

1.	Please tell us in detail why the redeemable partnership units of BRELP held by Brookfield Asset Management are not reflected as non-controlling interests in your subsidiary, as these units appear to represent equity in BRELP not attributable to the parent, Brookfield Renewable Energy Partners L.P. Please address your consideration of paragraphs 27 and 28 of IAS 27 as well as paragraph 19 of IAS 27 which indicates that non-controlling interests are based on present ownership interests and do not reflect the possible exercise or conversion of potential voting rights. If you believe the redeemable partnership units do not represent non-controlling equity interests in your subsidiary because the units represent a liability as opposed to equity interest of BRELP on a stand-alone basis, please explain in detail the basis for your position. In this regard, we note the IFRS Conceptual Framework states the following in paragraph 4.4: “equity is the residual interest in the assets of the entity after deducting all its liabilities.” Tell us whether you view the redeemable partnership units as such a residual interest in BRELP, indicating why or why not. Notwithstanding the preceding, please refer to paragraph 4.6 of the IFRS Conceptual Framework which states that “[i]n assessing whether an item meets the definition of an asset, liability or equity, attention needs to be given to its underlying substance and economic reality and not merely its legal form” and tell us how you concluded the redeemable partnership units do not represent, in substance, a non-controlling interests in a consolidated subsidiary.

Brookfield Renewable acknowledges the guidance in paragraphs 27 and 28 of IAS 27 and makes reference to the definition of non-controlling interest included in paragraph 4 of IAS 27 which states in part “the equity interest in a subsidiary not attributable, directly or indirectly, to a parent.” Brookfield Renewable advises that its presentation of the redeemable partnership units is not based on the assumed exercise or conversion of potential voting rights contemplated by paragraph 19 of IAS 27.

Brookfield Renewable advises the Staff that it has determined it is necessary to first determine the classification of the redeemable partnership units in BRELP’s stand-alone financial statements in order to determine the appropriate classification in Brookfield Renewable’s consolidated financial statements. Making reference to the definition of a liability in paragraph 11 of IAS 32 and the conditions required of an equity instrument in paragraph 16 of the same standard, Brookfield Renewable concluded that the redeemable partnership units are a liability, rather than equity, of BRELP as BRELP has the obligation to deliver cash upon exercise of the redemption feature by Brookfield Asset Management.

In evaluating the appropriate presentation of the redeemable partnership units in its consolidated financial statements, Brookfield Renewable first considered the definition of a non-controlling interest referred to above. Given that a non-controlling interest is, by definition, “equity interest in a subsidiary”, Brookfield Renewable determined that the redeemable partnership units do not qualify for presentation as non-controlling interest in its financial statements and went on to evaluate whether they should be presented as a liability or equity instrument.

Brookfield Renewable makes reference to paragraph AG29 of the application guidance to IAS 32, which indicates that when classifying a financial instrument in consolidated financial statements an entity considers all terms and conditions agreed between members of the group and the holders of the instrument in determining whether the instrument is a liability or equity instrument of the group. Brookfield Renewable acknowledges that AG29 contemplates circumstances where there are additional terms at the group level that result in presentation of a subsidiary’s equity instrument as a liability; however, Brookfield Renewable believes it is also appropriate to consider whether contractual features applicable at Brookfield Renewable’s level, specifically the right to exchange the redeemable partnership units for equity of Brookfield Renewable, cause BRELP’s liability to be equity upon consolidation.

As noted above, Brookfield Renewable considered the definitions of financial liabilities and equity instruments in paragraph 11 of IAS 32. It also took into consideration guidance in paragraph 16 of IAS 32 which states (in part):

When an issuer applies the definitions in paragraph 11 to determine whether a financial instrument is an equity instrument rather than a financial liability, the instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met.

a.	The instrument includes no contractual obligation:
i.	to deliver cash or another financial asset to another entity; or
ii.	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the issuer.

b.	If the instrument will or may be settled in the issuer’s own equity instruments, it is:
i.	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or
ii.	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. For this purpose the issuer’s own equity instruments do not include instruments that have all the features and meet the conditions described in paragraphs 16A and 16B or paragraphs 16C and 16D, or instruments that are contracts for the future receipt or delivery of the issuer’s own equity instruments.

Brookfield Renewable determined that the conditions in IAS 32.16(a) and (b) are met as it does not have an obligation to deliver cash or another financial instrument and it is able to settle its obligation by transferring a fixed number of its own equity instruments.

Brookfield Renewable further notes that the holders of BRELP’s redeemable partnership units are entitled to participate in distributions of available cash of BRELP, pro rata with the other partner (i.e., Brookfield Renewable) in proportion to their respective interests, after distributions have been made to Brookfield Renewable in an amount equal to its outlays and expenses. This indicates that BRELP’s redeemable partnership units, along with the other limited partnership units issued by Brookfield Renewable, evidence a residual interest in the assets of BRELP and therefore can be considered equity of Brookfield Renewable on a consolidated basis.

Brookfield Renewable makes reference to paragraph 4.6 of the IFRS Conceptual Framework, which states that “attention needs to be given to its underlying substance and economic reality and not merely its legal form.” Brookfield Renewable believes that the redeemable partnership units are the same in substance as the limited partnership units of Brookfield Renewable, supported by the following facts: (i) the limited partnership units issued by Brookfield Renewable and the redeemable partnership units issued by BRELP have the same economic attributes in all respects (including equivalent participation on a per unit basis in earnings and distributions), except for the redemption right, and (ii) that Brookfield Renewable has the right to settle its obligation, upon the redemption of the BRELP redeemable partnership units, by transferring a fixed number of its own equity instruments (one limited partnership unit of Brookfield Renewable for each redeemable partnership unit of BRELP redeemed). Accordingly, Brookfield Renewable has concluded that the presentation of the redeemable partnership units as limited partners’ equity in its consolidated financial statements reflects the underlying substance and economic reality.

In order to add further clarity to its consideration of this matter, Brookfield Renewable has made certain changes to the note disclosures related to partnership equity in note 11 to the unaudited consolidated financial statements as June 30, 2012 and for the three and six months ended June 30, 2012 and 2011 and note 18 to the audited consolidated financial statements as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 included in Amendment No. 3.

Unaudited Consolidated Financial Statements as at June 30, 2012 and for the Three and Six Months Ended June 30, 2012 and 2011

2. Significant Accounting Policies, page F-64

(d) Revisions to Previously Reported Comparative Figures, page F-65

2. With reference to paragraph 49 of IAS 8, please tell us your consideration of disclosing the impact of the revisions on previously reported basic and diluted loss per share. Additionally, please label the face of the interim financial statements as at and for the six months ended June 30, 2011 as restated.

Brookfield Renewable acknowledges the Staff’s comments and has revised the disclosure on pages F-45 and F-71 to include the impact of the revisions on the previously reported basic and diluted loss per share and labeled the face of the interim financial statements for the six months ended June 30, 2011 as restated (the column for the three months ended June 30, 2011 has not been labeled as restated since financial statements for the three-month period have not been previously reported).

* * *

Brookfield Renewable, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta
Mile T. Kurta

(Enclosure)

cc:	Catherine Brown Jason Niethamer Robyn Manuel Daniel Leslie (Securities and Exchange Commission) Josée Guibord (Brookfield Renewable Energy Partners L.P.)

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